CERTRON CORPORATION

2001

Annual Report

PE
10-31-01

02020953

January 29, 2002

DEAR FELLOW SHAREHOLDERS:

For the fiscal year ended October 31, 2001, the Company had an operating loss from continuing operations of $528,000 and a net loss from continuing operations of $451,000 ($0.14)on sales of $1,475,000 as compared to an operating loss from continuing operations of $451,000 and a net loss from continuing operations of $329,000 ($0.11) for fiscal year ended October 31, 2000 on sales of $2,272,000. Gross profit decreased by $315,000 between fiscal 2001 and fiscal 2000. Net loss on discontinued operations was $30,000 on sales of $603,000 during fiscal 2001 as compared to a net loss of $112,000 on sales of $412,000 during fiscal 2000. The decrease in sales of magnetic media products of 35% is primarily the result of the decrease in sales of micro cassettes by $355,000, decrease in sales of video cassettes by $114,000, decrease in sales of audio cassettes by $114,000 and office products of $185,000.

During the fourth quarter of 2001 the Company had a net loss from continuing operations of $36,000 on sales of $322,000 as compared to a net loss from continuing operations of $48,000 for the fourth quarter of 2000 on sales of $514,000. The decrease in net sales of $192,000 or 37% was due to the decrease in sales of mini and micro cassettes of $62,000 and other magnetic products of $130,000. Net loss from discontinued operations was $41,000 for the fourth quarter of fiscal 2001 on sales of $68,000 as compared to a net loss of $18,000 on sales of $180,000 for the fourth quarter of fiscal 2000.

On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that plant. This closure was in response to a decline in the market for micro cassettes which also had been assembled at the Mexicali, Mexico facility, the loss of an existing contract assembly customer and the negative outlook for the retention of its then sole remaining contract assembly customer and additional contract assembly business. The contract assembly operations are reflected as discontinued operations in the Company's financial statements. In the opinion of management, all expenses associated with the closing of Mexico operations were either paid or fully accrued in fiscal 2001.

Sales for the first month of the first quarter of fiscal 2002 were down approximately 59% compared to sales for the first month of the first quarter of fiscal 2001primarily due to the closing of our Mexico operations and a continued erosion of sales of magnetic media. The downward trend is continuing in the second month of the first quarter of fiscal 2002. The Company expects that net sales for the first quarter of fiscal 2002 to be substantially less than the comparable quarter of fiscal 2001. A loss for the first quarter of fiscal 2002 is anticipated. The Company cannot predict the profit or loss picture for the balance of fiscal 2002.

The Company's cash position remains strong with a current ratio of 9.89 to 1 at October 31, 2001. The Company is continuing its search for an acquisition of a product line or business and investigating other opportunities for increasing shareholder value including strategic alliances and the sale of the business.

Certain statements herein, including statements as to the Company's anticipation that sales will decline and a loss incurred in the first quarter of 2002 fiscal year and the Company's uncertainty as to its outlook for fiscal 2002 are forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors which could cause actual results to differ materially include economic conditions, the Company's success in maintaining its current customer base, the Company's ability to obtain additional customers and business, pricing factors and competition.

On behalf of the Board of Directors,

Sincerely yours,

CERTRON CORPORATION

JONATHAN F. KASS
PRESIDENT

THE COMPANY

Certron Corporation, established in 1966, is a manufacturing and marketing oriented company with facilities in Los Angeles and Corona, California. The Company specializes in the design, development, manufacturing and distribution of magnetic media products and accessories to consumers, business and industry. On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that facility. This closure was in response to a decline in the market for micro cassettes which also had been assembled at the Mexicali, Mexico facility, the loss of an existing contract assembly customer and the negative outlook for the retention of its then sole remaining contract assembly customer and additional contract assembly business. In the opinion of management, all expenses associated with the closing of Mexico operations were either paid or fully accrued in fiscal 2001. Certron's magnetic media products are sold to mass merchandisers, drugstore chains, hi-fi and record outlets, major department stores, computer stores, office supply distributors, retailers, and major OEM consumer electronic equipment manufacturers.

The Company's magnetic media products consist primarily of blank audio and videocassettes. The Company also distributes magnetic media accessories for computers. The Company presently procures all videotape and most audio tape and related plastics primarily from offshore sources. During the fiscal years ended October 31, 2001, 2000 and 1999, net sales of the Company's magnetic media products were as follows:

	Net Sales ($ in thousands)		
Product	2001	2000	1999
Audio magnetic tape products	$ 1,160	$1,843	$2,093
Video cassettes	315	429	672
	$ 1,475	$2,272	$2,765

At January 1, 2002, Certron employed eleven people in its various operations, consisting of three people in its facility in Corona, California and eight in its facility in Los Angeles, California.

COMMON STOCK INFORMATION

The common stock of the Company has traded in the NASDAQ Bulletin Board under the symbol CRTN. The following table shows the high and low bid quotations for such stock for each fiscal quarter during the fiscal years ended October 31, 2000 and October 31, 2001 as furnished by Bloomberg. These quotations reflect enter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Fiscal Period	High	Low
2000		
First quarter	.4200	.2400
Second quarter	.5100	.2800
Third quarter	.4000	.2812
Fourth quarter	.4000	.2812
2001		
First quarter	.4700	.2600
Second quarter	.3700	.2600
Third quarter	.3300	.2200
Fourth quarter	.2200	.1700

As of January 5, 2002, the approximate number of holders of record of the Company's common stock was 1,354. The Company has never paid a cash dividend on its common stock.

SELECTED FINANCIAL DATA

	2001	2000	1999	1998	1997
Net Sales	$1,475,000	$2,272,000	$2,765,000	$3,879,000	$4,988,000
Net (loss) income from continuing operations	($ 451,000)	($ 329,000)	($ 339,000)	$ 73,000	$ 77,000
Net loss from discontinued operations	($ 30,000)	($ 112,000)	($ 121,000)	($ 35,000)	-
Net (loss) income	($ 481,000)	($ 441,000)	($ 460,000)	$ 38,000	$ 77,000
Net (loss)income per common share	($0.15)	($0.14)	($0.15)	$0.01	$0.02
Total Assets	$2,220,000	$3,037,000	$3,446,000	$3,950,000	$4,063,000
Long-term debt	-	-	-	-	-
Working capital	$1,831,000	$2,196,000	$2,744,000	$2,932,000	$2,839,000
Stockholders' equity	$2,014,000	$2,550,000	$3,017,000	$3,445,000	$3,450,000

No cash dividends have been paid during the five-year period ended October 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

As demonstrated by the following chart, the Company's working capital decreased at October 31, 2001 as compared to that at October 31, 2000. The decrease in cash flow from operations in fiscal 2001 was primarily the result of a decrease in sales. Accounts receivable decreased by $160,000; inventories decreased by $138,000; cash decreased by $484,000, other current assets increased by $37,000 and notes receivable increased by $99,000. Accounts payable and accrued expenses decreased by $281,000.

	October 31		
	2001	2000	1999
Working Capital	$1,831,000	$2,196,000	$2,744,000
Current Ratio	9.89 to 1	5.51 to 1	6.78 to 1
Cash Flows from Operations	($ 516,000)	($ 276,000)	($ 326,000)

The Company's liquidity has been supplied from internally generated funds. The Company believes that it will be able to fund its existing business out of current cash flow without the necessity of bank borrowings. At October 31, 2001, the Company had no material commitments for capital expenditures.

The intense competition in the magnetic media field has made it difficult for the Company to maintain prices on its magnetic media products and has continually reduced the Company's margins on these products. As a result, the Company has discontinued sales of certain magnetic media products and refused to sell magnetic media products at prices not resulting in certain minimum margin returns. The Company does not believe that price competition in the magnetic media field will lessen in the foreseeable future and, therefore, there may not presently be meaningful opportunities for it to substantially increase its sales and operating profit through its traditional outlets.

Over the past several years, in an attempt to increase its sales and operating profits the company has investigated several companies for possible purchase. None of these companies were found to be satisfactory for acquisition by the Company. The Company is continuing its search for an acquisition of product line or business and investigating other opportunities for increasing shareholder value including strategic alliances and the sale of business. There can be no assurance, however, that the Company will be successful in any of these endeavors.

Results of Operations

Fiscal 2001 Compared to Fiscal 2000

During fiscal 2001, the Company had an operating loss from continuing operations of $528,000 and a net loss from continuing operations of $451,000 on sales of $1,475,000 as compared to a loss from continuing operations of $451,000 and a net loss from continuing operations of $329,000 for fiscal 2000 on sales of $2,272,000. Gross profit decreased by $315,000 between fiscal 2001 and fiscal 2000. Net loss on discontinued operations was $30,000 on sales of $603,000 during fiscal 2001 as compared to a net loss of $112,000 on sales of $412,000 during fiscal 2000. Selling, general and administrative expenses decreased by $237,000, depreciation and amortization expense decreased by $1,000, interest income decreased by $32,000 and realized gain on marketable securities decreased by $13,000.

On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that facility. This closure was in response to a decline in the market for micro cassettes which also had been assembled at the Mexicali, Mexico facility, the loss of an existing contract assembly customer and the negative outlook for the retention of its then sole remaining contract assembly customer and the additional contract assembly business. In the opinion of management, all expenses associated with the closing of Mexico operations were either paid or fully accrued in fiscal 2001.

The foregoing statement concerning the expenses associated with the closing of the Mexicali facility and assembly operations is a forward-looking statement which involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statement. Factors which could cause actual results to differ materially include, among other things, the Company's reserves for expenses being less than the expenses actually incurred by the Company in connection with the closing of the assembly operations or the incurring by the Company of additional unanticipated liabilities, costs or expenses in connection with the closing of the facility and operations.

Sales of magnetic media products were $1,475,000 in fiscal 2001 as compared to $2,272,000 in fiscal 2000. The decrease of 35% was primarily the result of the decrease in sales of micro cassettes by $355,000 and decrease in sales of video cassettes by $114,000, audio cassettes of 114,000 and office products of $185,000.

Total gross margin as a percentage of net sales was 21.4% in fiscal 2001 and 27.7% in fiscal 2000. Due primarily to reduced sales in magnetic media, margins decreased by $315,000 (50%) in fiscal 2001. Margins in fiscal 2001 were $315,000 and in fiscal 2000 were $630,000.

Selling, general and administrative expense decreased by $237,000 during fiscal 2001 from $1,036,000 in 2000 to $799,000 in 2001. The decrease was primarily due to a decrease in personnel by $18,000, decrease in insurance expense by $24,000, decrease in other expenses by $55,000, decrease in severance pay by $178,000 and offset by increase in advertising expense by $38,000.

During fiscal 2001, the Company invested cash not needed in operations, in publicly traded common stocks of other companies and may purchase additional common stocks in the future. Investments in common stocks are subject to risks of the market, and market prices may fluctuate and be adversely affected by the operating results of the issuer, as well as general economic, political and market conditions. As of October 31, 2001, the Company held common stocks which had a cost of approximately $200,000 and market value of approximately $113,000.

In accordance with generally accepted accounting principles, the Company has recorded the value of its investments in marketable securities on its balance sheet at market value and the difference of approximately $87,000 between cost and market value is recorded as an unrealized holding loss, a separate component of equity (see Notes 1 and 3 of Notes to Consolidated Financial Statements). If the Company sells these securities, the Company will recognize a loss in its statement of operations equal to the amount of the decrease. Although the Company presently intends to hold these securities, if, on account of its capital requirements or for any other reason, the Company should decide to liquidate these or other investments at a time when their market value is less than their cost, the Company would recognize a loss which could adversely affect the results of operations for the period in which the sale occurs.

Sales for the first month of the first quarter of fiscal 2002 were down approximately 59% as compared to sales for the first month of the first quarter of fiscal 2001 primarily due to the closing of our Mexico operations and a continued erosion of sales of magnetic media. The downward trend is continuing in the second month of the first quarter of fiscal 2002. The Company expects that net sales for the first quarter of fiscal 2002 to be substantially less than the comparable quarter of fiscal 2001. A loss for the first quarter of fiscal 2002 is anticipated. The Company cannot predict the profit or loss picture for the balance of fiscal 2002.

Fiscal 2000 Compared to Fiscal 1999

During fiscal 2000, the Company had an operating loss from continuing operations of $451,000 and a net loss from continuing operations of $329,000 on sales of $2,272,000 as compared to a loss from continuing operations of $416,000 and a net loss from continuing operations of $339,000 for fiscal 1999 on sales of $2,765,000. Gross profit decreased by $144,000 between fiscal 2000 and fiscal 1999. Net loss on discontinued operations was $112,000 on sales of $412,000 during fiscal 2000 as compared to a net loss of $121,000 on sales of $130,000. Selling, general and administrative expenses decreased by $101,000, depreciation and amortization expense decreased by $8,000, interest income increased by $30,000 and realized gain on marketable securities increased by $15,000.

Sales of magnetic media products were $2,272,000 in fiscal 2000 as compared to $2,765,000 in fiscal 1999. The decrease of 17.8% was primarily the result of the decrease in sales of micro cassettes by $266,000 and decrease in sales of video cassettes by $202,000.

Total gross margin as a percentage of net sales was 27.7% in fiscal 2000 and 27.9% in fiscal 1999. Due primarily to reduced sales in magnetic media , margins decreased by $144,000 (18.6%) in fiscal 2000. Margins in fiscal 2000 were $630,000 and in fiscal 1999 were $774,000.

Selling, general and administrative expense decreased by $101,000 during fiscal 2000 from $1,137,000 in 1999 to $1,036,000 in 2000. The decrease was primarily due to a decrease in personnel by $65,000, decrease in advertising expense by $91,000, decrease in travel expenses by $14,000, increase in other expenses by $8,000 and increase in severance pay by $61,000.

Interest income increased by $30,000 in fiscal 2000 due to the decrease in interest expense and a receipt of interest income from a contract assembly customer.

For the past several years the Company has had difficulty in obtaining agreements to render assembly services for others at its Mexicali, Mexico facility. During the second quarter of fiscal 1998 the Company signed a one-year agreement with a United States company to oversee its Mexicali operations through the rendering of administrative services by the Company. In May 1999, this agreement was extended for two years with a sixty-day cancellation clause. Due to a change in emphasis on product development by the customer, the customer exercised its option to terminate the contract. The termination was completed on August 1, 1999. In May 1999, the Company signed a two-year contract with a customer to assemble and package products at the Company's Mexicali, Mexico facility, in October 2000 the terms and conditions of this contract were changed. The contract was then set to expire March 31, 2001. In June 1999 and November 1999 respectively, the Company began assembly work for two other customers. The Company is actively seeking other assembly/manufacturing business to oversee. Although none of the then existing arrangements were expected to have a material effect on the Company's sales or results of operations, they made a minor contribution to the Company's gross margin in fiscal 2000 and were expected to make a minor contribution to the Company's gross margins in fiscal 2001. The foregoing statement is a forward-looking statement, which involves risks, and uncertainties that could cause actual results to differ materially from the forward-looking statement. Factors, which could cause actual results to differ materially, include a reduction in the volume of business of either of these customers ceasing to do business with the Company, and general economic conditions.

During fiscal 2000, the Company invested cash not needed in operations, in publicly traded common stocks of other companies, and may purchase additional common stocks in the future. Investments in common stocks are subject to risks of the market, and market prices may fluctuate and be adversely affected by the operating results of the issuer, as well as general economic, political and market conditions. As of October 31, 2000, the Company held common stocks which had a cost of approximately $232,000 and market value of approximately $200,000.

In accordance with generally accepted accounting principles, the Company has recorded the value of its investments in marketable securities on its balance sheet at market value and the difference of approximately $32,000 between cost and market value is recorded as an unrealized holding loss, a separate component of equity (see Notes 1 and 3 of Notes to Consolidated Financial Statements). If the Company sells these securities, the Company will recognize a loss in its statement of operations equal to the amount of the decrease. Although the Company presently intends to hold these securities, if, on account of its capital requirements or for any other reason, the Company should decide to liquidate these or other investments at a time when their market value is less than their cost, the Company would recognize a loss which could adversely affect the results of operations for the period in which the sale occurs.

Forward-Looking Statements

Certain statements herein including statements as to the Company's anticipation that sales will decline and a loss incurred in the first quarter of the 2002 fiscal year and the Company's uncertainty as to its outlook for fiscal 2002 are forward looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors, which could cause actual results to differ materially, include economic conditions, the Company's success in maintaining its current customer base, The Company's ability to obtain additional customers and business, pricing factors and competition.

<u>Report of Independent Certified Public Accountants</u>

Board of Directors and Shareholders
Certron Corporation
Los Angeles, California

We have audited the accompanying balance sheet of Certron Corporation as of October 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and comprehensive income (loss), and cash flows for the year then ended. In connection with out audit of the financial statements, we have also audited the accompanying financial statement schedule. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certron Corporation as of October 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

BECKMAN KIRKLAND & WHITNEY

Agoura Hills, California
December 13, 2001

Report of Independent Certified Public Accountants

Board of Directors
Certron Corporation and subsidiary

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Certron Corporation (a California corporation) and subsidiary for the year ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows of Certron Corporation and subsidiary for the year ended October 31, 1999, in conformity with generally accepted accounting principles.

We have also audited Schedule II for the year ended October 31, 1999. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
December 15, 1999

CERTRON CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	October 31, 2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$1,075,000	$1,559,000
Notes Receivable	99,000	-
Trade accounts receivable, less allowance for doubtful accounts of $25,000 in 2001 and $44,000 in 2000	129,000	289,000
Inventories:		
Finished products	653,000	564,000
Work in process	-	26,000
Raw materials	-	201,000
Total inventories	653,000	791,000
Other current assets	81,000	44,000
Total current assets	2,037,000	2,683,000
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, AT COST:		
Machinery and equipment	132,000	177,000
Dies and molds	317,000	317,000
Furniture, fixtures and leasehold improvements	175,000	316,000
	624,000	810,000
Less accumulated depreciation and amortization	(586,000)	(708,000)
Net Equipment and Leasehold Improvements	38,000	102,000
MARKETABLE SECURITIES	113,000	200,000
OTHER ASSETS	20,000	23,000
NET ASSETS OF DISCONTINUED OPERATION	12,000	29,000
	$2,220,000	$3,037,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued advertising	37 ,000	86,000
Accrued professional fees	35,000	41,000
Accrued payroll and related items	54,000	226,000
Other accrued expenses	80,000	134,000
Total current liabilities	206,000	487,000
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $1.00 par value, authorized 500,000 shares, no shares issued and outstanding		
Common stock, no par value, stated value $1.00 per share; authorized 10,000,000 shares; issued and outstanding, 3,128,000 shares (2001 and 2000)	3,128,000	3,128,000
Additional paid-in capital	1,824,000	1,824,000
Net unrealized loss on marketable equity securities	(87,000)	(32,000)
Accumulated deficit	(2,851,000)	(2,370,000)
Total Stockholders' Equity	2,014,000	2,550,000
	$2,220,000	$3,037,000

The accompanying notes are an integral part of these financial statements.

CERTRON CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended October 31,		
	2001	2000	1999
NET SALES	$ 1,475,000	$2,272,000	$ 2,765,000
COSTS AND EXPENSES:			
Cost of products sold	1,160,000	1,642,000	1,991,000
Selling, general and administrative	799,000	1,036,000	1,137,000
Depreciation and amortization	44,000	45,000	53,000
	2,003,000	2,723,000	3,181,000
LOSS FROM OPERATIONS	($ 528,000)	($ 451,000)	($ 416,000)
OTHER INCOME			
Realized gain on marketable equity securities and other assets	5,000	18,000	3,000
Interest income (net)	73,000	105,000	75,000
LOSS BEFORE PROVISION FOR INCOME TAXES	(450,000)	(328,000)	(338,000)
PROVISION FOR INCOME TAXES	1,000	1,000	1,000
LOSS FROM CONTINUING OPERATIONS	($451,000)	($329,000)	($339,000)
DISCONTINUED OPERATIONS			
Loss from discontinued operations, net of tax	(10,000)	(112,000)	(121,000)
Loss on disposal of discontinued operations, net of tax	(20,000)	(-)	(-)
NET LOSS	($481,000)	($441,000)	($460,000)
NET LOSS PER SHARE			
Continuing operations	($0.14)	($0.11)	($0.11)
Discontinued operations	($0.01)	($0.03)	($0.04)
Net loss per share	($0.15)	($0.14)	($0.15)
Weighted average common shares outstanding	3,128,000	3,128,000	3,128,000
COMPREHENSIVE INCOME (LOSS):			
Unrealized (loss) gain on marketable equity securities	($ 55,000)	($ 26,000)	$ 32,000
Net loss	(481,000)	(441,000)	(460,000)
Comprehensive loss	($536,000)	($467,000)	($428,000)

The accompanying notes are an integral part of these financial statements.

CERTRON CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional paid-in capital	Net Unrealized (Loss) Gain on Marketable Equity Securities	Accumulated deficit	Total
	Shares	Amount				
BALANCE October 31, 1998	3,128,000	$3,128,000	$1,824,000	($38,000)	($ 1,469,000)	$3,445,000
Unrealized gain on Marketable Securities				32,000		32,000
Net loss					(460,000)	(460,000)
BALANCE October 31, 1999	3,128,000	3,128,000	1,824,000	(6,000)	(1,929,000)	3,017,000
Unrealized loss on Marketable Securities				(26,000)		(26,000)
Net loss					(441,000)	(441,000)
BALANCE October 31, 2000	3,128,000	3,128,000	1,824,000	(32,000)	(2,370,000)	2,550,000
Unrealized loss on Marketable Securities				(55,000)		(55,000)
Net loss					(481,000)	(481,000)
BALANCE October 31, 2001	3,128,000	$3,128,000	$1,824,000	($87,000)	($2,851,000)	$2,014,000

The accompanying notes are an integral part of these financial statements.

CERTRON CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended October 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	($ 481,000)	($ 441,000)	($ 460, 000)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	64,000	65,000	73,000
Loss from discontinued operations, net	10,000	112,000	121,000
Loss on disposal of discontinued operations, net	20,000	-	-
(Increase) decrease in net assets of discontinued operations, net	(17,000)	6,000	11,000
Changes in operating assets and liabilities:			
Increase in notes receivable	(99,000)	-	-
Decrease(Increase)in trade accounts receivable	175,000	(35,000)	45,000
Decrease in inventories	138,000	15,000	72,000
Decrease other assets	15,000	15,000	20,000
Increase (Decrease) in accrued expenses	(328,000)	105,000	(76,000)
Net cash used in continuing operations	(503,000)	(158,000)	(194,000)
Net cash used in discontinued operations	(13,000)	(118,000)	(132,000)
Net cash used in operating activities	(516,000)	(276,000)	(326,000)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Expenditures for equipment and leasehold improvements	-	(11,000)	(10,000)
Proceeds from sale of marketable equity securities	224,000	326,000	468,000
Purchase of marketable equity securities	(192,000)	(492,000)	(357,000)
Net cash (used in) provided by investing activities	32,000	(177,000)	101,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(484,000)	(453,000)	(225,000)
CASH AND CASH EQUIVALENTS, beginning of year	1,559,000	2,012,000	2,237,000
CASH AND CASH EQUIVALENTS, end of year	$1,075,000	$1,559,000	$2,012,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -			
Cash paid during the year for:			
Interest	$ -	$ -	$ 12,000
Income taxes	$ 1,000	$ 1,000	$ 1,000

The accompanying notes are an integral part of these financial statements.

CERTRON CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2001, 2000 AND 1999

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

The Company's business consists primarily of the design, development, manufacturing and distribution of magnetic media products.

Principles of Consolidation

The consolidated financial statements include the accounts of Certron Corporation and its wholly owned subsidiary, Certron Audio; S.A. (collectively the "Company"). All significant intercompany profits, transactions and balances have been eliminated.

Translation of Foreign Currencies

All balance sheet accounts of foreign operations are translated into US dollars at the year-end rate of exchange, and statement of operations items are translated at the weighted average exchange rates for the year. Since foreign activities are considered to be an extension of the U.S. operations, the gain or loss resulting from remeasuring these transactions into U.S. dollars are included in operations.

The Company has not used the hyperinflationary accounting standards in the Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translations," for accounting for its subsidiary in Mexico. The operation of Certron Audio, located in Mexicali, Mexico was closed on September 7, 2001.

Cash and Cash Equivalents

The Company considers all cash on hand and on deposit, and securities with original purchased maturities of less than three months to be cash and cash equivalents.

Notes Receivable

A custom-assembly customer issued a promissory note to the Company for outstanding accounts in the amount of $109,490.77 payable in ten equal monthly installments at 10% interest with the first payment due on October 15, 2001 and the final payment due on July 1, 2002. All payments were current as of January 24, 2002.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost and are depreciated or amortized using the straight-line method over the lesser of the estimated useful lives of the assets (generally five years) or the applicable lease terms.

Marketable Equity Securities

The Company accounts for marketable securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. The Company has classified all of its investments as available-for-sale securities as of October 31, 2001. Securities sale are reported at market value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

Marketable equity securities are valued based on quoted market prices. The cost of securities sold is determined by the specific identification of cost method.

Taxes on Income

The Company files tax returns excluding its subsidiary for United States federal tax purposes and combined returns with its subsidiary for state purposes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Reserves for deferred tax assets are recorded when ultimate recovery of such assets is deemed uncertain.

Income (Loss) Per Common Share

Income (loss) per common share is based on the weighted average number of common shares outstanding during the year and the effect of common stock equivalents, if dilutive.

Estimates

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Uncertainties

For fiscal year 2001, the Company's ten largest customers accounted for approximately 94% of the Company's net sales. During 2001, two of these customers accounted for 40% and 19% of the Company's net sales, respectively. The loss of one or both of these customers would have a negative short-term affect on the Company's financial position, results of operations and cash flows.

The intense competition in the magnetic media field has made it difficult for the Company to maintain prices on its products. There are substantial competitors in each of the Company's markets that have greater resources than the Company in order to gain more recognition.

The Company purchases substantially all of its materials for audio and video cassettes from sources both in the Far East and Mexico. All of the Company's manufacturing activities are conducted in Mexico.

Comprehensive Income

The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities.

Segment Reporting

The Company accounts for segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which requires that companies disclose "operating segments" based on the way management desegregates the Company for internal operating decisions. See Note 7 for further information about the Company's segments. The Company's Mexicali operation and the contract assembly segment of its business was closed on September 7, 2001.

Recently Issued Accounting Pronouncement

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits." This statement is not applicable to the Company. SFAS No. 133, "Accounting for Derivative Instruments and hedging Activities," is effective for financial statements with fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect adoption of SFAS No. 133 to have a material effect, if any, on its financial position or results of operations.

SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," is effective for financial statements with the first fiscal quarter beginning after December 15, 1998. This statement is not applicable to the Company.

SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections," is effective for financial statements with fiscal years beginning February 1999. This statement is not applicable to the Company.

In June, 1999, the FASB issued SFAS No. 136, "Transfer of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others." This statement is not applicable to the Company. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect adoption of SFAS No. 137 to have a material impact, if any, on its financial position or results of operations.

Note 2 – Discontinued operation

On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that facility. In the opinion of the management, all expenses associated with the closing of Mexico operation were either paid or fully accrued in fiscal 2001. The assets in the Mexicali, Mexico facility consists primarily of accounts receivable and fixed assets.

The estimated loss on the disposal of the discontinued operation of $30,000 (net of income benefit of $0), represents the estimated loss on the disposal of the assets of the segment and a provision for expected operating losses during the phase-out period from September 7, 2001 through October 31, 2001.

Disposition of the Mexicali facility, represents the disposal of a business segment under Accounting Principles Board ("AFB) Opinion No. 30. Accordingly, results of this operation have been classified as discontinued, and prior periods have been restated. Operating results of the Mexicali facility for the period November 1, 1999 through September 7, 2001 are shown separately in the accompanying income statement. The income statements for 2000 and 1999 have been restated and operating results of the segment are also shown separately.

Net sales and income from the discontinued operation are as follows:

	2001	2000	1999
Net Sales	$603,000	$412,000	$130,000
Loss from discontinued operation	10,000	112,000	121,000
Loss on disposal of discontinued operation	20,000	-	-
Income tax benefit (expense)	-	-	-
Net loss from discontinued operation	30,000	112,000	121,000

Assets and liabilities of the Mexicali, Mexico facility to be disposed of consisted of the following at October 31:

	2001	2000
Current assets	$12,000	$76,000
Current liabilities	-	47,000
Net assets to be disposed of	$12,000	$29,000

Assets are shown at their expected net realizable values as of October 31, 2001. Net assets to be disposed of at their expected net realizable values have been separately classified in the accompanying balance sheet at October 31, 2001. The balance sheet at 2000 has been restated to conform with the current year's presentation.

Note 3 - Marketable Securities

The Company has investments in marketable equity securities, which have been classified as non-current, available-for-sale, at October 31, 2000 and 2001. The investments in equity securities at October 31, 2000 had an original cost of $232,000 and a fair value of $200,000, resulting in gross unrealized loss of $48,000 and gross unrealized gain of $16,000 respectively. The investments in equity securities at October 31, 2001 have an original cost of $200,000 and a fair value of $113,000, resulting in gross unrealized loss of $91,000 and gross unrealized gain of $4,000, respectively.

Note 4 - Options

Under the Company's 1983 Stock Option Plan, 450,000 shares of common stock were reserved for issuance to officers, directors and key employees. The 1983 plan expired by its terms in January 1993. The expiration of the 1983 plan has no effect on outstanding options granted thereunder prior to the expiration of the 1983 plan.

The Company's Executive Stock Option Plan (the "Executive Plan") was approved by shareholders in March 1989. In January 1995, the Board of Directors adopted an amendment to the Executive Plan changing its name to the Executive Stock Option Plan, increasing the number of shares of Common Stock covered thereby from 150,000 to 300,000 and extending the expiration date of the Executive Plan from January 1999 to January 2005. The increase in the number of shares and the extension of the expiration date of the plan were approved by shareholders in March 1995. In January 2001, the Board of Directors adopted a further amendment to the Executive Plan increasing the number of shares of Common Stock covered thereby to 600,000 shares and extending the expiration date of the Executive Plan to January 24, 2011. This amendment was approved by shareholders in March 2001. Options under the plan have been reserved for issuance to officers, directors and key employees.

Options under both Plans may be exercised in various installments, may not be exercised beyond ten years and the option price may not be less than the market value of the common stock on the date the option is granted.

1983 Stock Option Plan	Options available for grant	Options granted and outstanding	Price Range
Balance, October 31, 1996	-	64,000	$.968 - $ 1.66
Cancelled	-	(44,000)	$ .968
Balance, October 31, 1997	-	20,000	$1.50 - $ 1.66
Cancelled	-	(20,000)	$1.50 - $1.66
Balance, October 31, 1998	-	-	

Executive Stock Option Plan	Options available for grant	Options granted and outstanding	Price Range
Balance, October 31, 1996	195,500	104,500	$0.810 - $1.375
Granted	(64,500)	64,500	$1.000
Cancelled	500	(500)	$1.000
Balance, October 31, 1997	131,500	168,500	$0.810 - $1.375
Cancelled	30,000	(30,000)	$1.375
Balance, October 31, 1998	161,500	138,500	$0.810 - $1.000
Cancelled	20,000	(20,000)	$0.810 - $1.000
Balance October 31, 1999	181,500	118,500	$1.000
Granted	(62,000)	62,000	$1.000
Balance, October 31, 2000	119,500	180,500	$1.000
Increase	300,000		$1.000
Canceled	75,500	(75,500)	$1.000
Balance October 31, 2001	495,000	105,000	$1.000

At October 31, 2001, there were 105,000 options granted and outstanding, of which 105,000 were exercisable. These options had a weighted average remaining contractual life of three years. The weighted average exercise price of the options outstanding and exercisable was $1.00.

Note 5 – Income Taxes

The provision for taxes on income is comprised of the minimum state income taxes of $1,000.

A reconciliation of the federal statutory rates to the effective rates is summarized as follows:

	Year Ended October 31		
	2001	2000	1999
Statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	0%	(0.2%)	2.1%
Unrecognized benefit of net operating losses	(34.0%)	(34.0%)	(34.0%)
Effective tax rate	0%	(0.2%)	2 .1%

For federal income tax return purposes, net operating losses of approximately $3,068,000 expire beginning October 31, 2005. For state income tax purposes, net operating losses of approximately $317,000 expire beginning October 31, 2002.

Significant components of the Company's deferred tax asset consist of the following:

	October 31, 2001	October 31, 2000
Net operating loss carry forward	$1,071,000	$ 960,000
State taxes	30,000	32,000
Vacation and severance accruals	16,000	88,000
Allowance for bad debts	10,000	18,000
Inventory	103,000	140,000
Depreciation	21,000	24,000
Close out reserves	29,000	-
Loss on marketable equity securities	141,000	142,000
Total deferred tax assets	$1,421,000	1,404,000
Valuation allowance for deferred tax assets	(1,421,000)	(1,404,000)
	$ -	$ -

The deferred tax assets have been offset in entirety by a valuation allowance due to the uncertainty of their realization.

Note 6 – Commitments and Contingencies

Operating Leases -

The Company leases office, production and warehouse facilities under long-term operating leases. Aggregate minimum net lease payments under non-cancelable operating leases as of October 31, 2001, are $161,000.

Total rental expense charged to operations amounted to $197,000, $204,000 and $201,000 for the years ended October 31, 2001, 2000 and 1999 respectively. Rent paid to Louart for the years ended October 31, 2001, 2000 and 1999 totaled $84,000, $118,633, and $135,000 respectively.

Some leases contain renewal options, inflation escalation clauses and under some leasing arrangements, the Company pays maintenance, insurance, taxes and other expenses in addition to the above minimum annual rentals.

Employment Contract –

On November 1, 1993, the Company entered into an employment agreement with its Chairman/Chief Executive Officer under which the Company is committed to annual salary payments to the officer in the amount of $200,000 through fiscal 1998. During the fiscal year ended October 31, 1998, the Chairman and CEO voluntarily reduced his compensation to $160,000, in fiscal year ended October 31, 1999 to $153,000, in fiscal year ended October 31, 2000 to$139,000 and in fiscal year ended October 31, 2001 to $117,000. In 1998 the Employment Agreement was amended to extend the term thereof through October 31, 2001 and in November 2001, the Agreement was amended to extend the term thereof through October 31, 2003.

Contingencies –

The Company was notified by a letter dated June 2, 2000 received June 6, 2000 that the Company may have a potential liability from waste disposal in the Casmalia Disposal site at Santa Barbara County, California. The Company was given a choice of either signing an agreement that would toll the statute of limitations for eighteen (18) months in order to allow the Company to resolve any liability with the government without incurring costs associated with being named a defendant in a lawsuit, or becoming an immediate defendant in a lawsuit. The Company signed the tolling agreement. On November 20, 2001, the tolling agreement was extended for an additional 18 months. While the amount which will be required to settle this matter is not expected to be material, Certron is unable to estimate the amount that may be required to settle this matter. The Company is waiting for communication from the government concerning settlement of this claim. The statement that the Company does not expect the amount to be material is a forward-looking statement which involves risks and uncertainties that could cause actual results to differ, include, among others things, an increase in the alleged amount of waste disposal by the Company at the site over that which is alleged in the letter of June 2, 2000 or a refusal by the government to settle based upon the amount of waste disposal by the Company.

Note 7 - Industry Segment Information

In fiscal 2001, the Company operated principally in two segments: magnetic media products and contract assembly. Operations in magnetic media products primarily involve the design, development, assembly and sale of blank magnetic media and related products. On September 7, 2001, the contract assembly segment was closed and as set forth in the financial information by industry segment as discontinued operations. See Note 2 for further information on this discontinued operation.

Sales to two single customers in the magnetic media products field accounted for $869,000 (59% of total magnetic media sales) in 2001; $1,152,000 (50.7% of total magnetic media sales) in 2000; $1,227,000 (44.4% of total magnetic media sales) in 1999. Receivables from these customers totaled $56,900 and $40,400, respectively at October 31, 2001.

Identifiable assets by industry segment are those that are used in the Company's operation in each industry. Corporate assets are principally cash and other assets.

Financial information for 2001, 2000 and 1999 by industry segment, is summarized as follows:

	2001	2000	1999
Net sales to unaffiliated customers:			
Magnetic media products	$1,475,000	$2,272,000	$2,765,000
Discontinued operations	603,000	412,000	130,000
Consolidated	$2,078,000	$2,684,000	$2,895,000
Operating profit:			
Magnetic media products	$ 131,000	$ 448,000	$ 331,000
Discontinued operations	158,000	84,000	31,000
	289,000	532,000	362,000
General corporate expenses	(847,000)	(1,095,000)	(899,000)
Realized gain & loss on marketable securities	5,000	18,000	3,000
Interest expense	-	-	(12,000)
Other income-interest	73,000	105,000	87,000
Loss before taxes on income(benefit) and extraordinary credit	($480,000)	($440,000)	($459,000)
Identifiable assets:			
Magnetic media products	$ 918,000	$1,183,000	$1,220,000
Discontinued operations	11,000	76,000	47,000
Total identifiable assets	929,000	1,259,000	1,267,000
General corporate assets	1,291,000	1,778,000	2,179,000
Total assets	$2,220,000	$3,037,000	$3,446,000
Depreciation and amortization:			
Magnetic media products	$ 64,000	$ 65,000	$ 73,000
Discontinued operations	-	-	-
Total depreciation and amortization	$ 64,000	$ 65,000	$ 73,000
Capital expenditures:			
Magnetic media products	$ -	$ 11,000	$ 10,000
Discontinued operations	-	-	-
Total capital expenditures	$	$ 11,000	$ 10,000

Intercompany transfers to the Company's wholly owned subsidiary operating under a Maquiladora program in Mexicali, B.C., Mexico amounted to $348,000 (2001), $498,000 (2000), and $269,000 (1999). The net book value of tangible identifiable assets of the subsidiary amounted to $11,000 at October 31, 2001.

Note 8 - Related Party Transactions

The Company made payments to Louart, a stockholder of the Company, for rent of warehouse and office space, secretarial and administrative services, consulting services, and an automobile. These fees are included in selling, general and administrative expenses.

The payments made to Louart for these items are as follows:

2001	$192,000
2000	$250,000
1999	$274,000

Note 9 - Cash

The Company maintains cash deposits at several banks located in California. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of October 31, 2001, uninsured portions of balances held at those banks aggregated to $975,000.

Note 10 – Mexicali, Mexico operations

On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that facility. This closure was in response to a decline in the market for micro cassettes which also had been assembled at the Mexicali, Mexico facility, the loss of an existing contract assembly customer and the negative outlook for the retention of its then sole remaining contract assembly customer and additional contract assembly business. In the opinion of management, all expenses associated with the closing of Mexico operations were either paid or fully accrued in fiscal 2001.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
($ in thousands, except per share data)

The following table sets forth the Results of Operations by Quarter for Fiscal 2001 and 2000 after classifying the operations of the Company's Mexicali, Mexico facility as discontinued (See Note 2 of Notes to Consolidated Financial Statements):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Fiscal 2001					
Net sales from continuing operations	$424	$381	$348	$322	$1,475
Gross profit from continuing operations	98	77	74	66	315
Loss from continuing operations	($122)	($148)	($145)	($ 36)	($451)
Loss from discontinued operations	-	(10)	21	(41)	(30)
Net loss	($122)	($158)	($124)	($ 77)	($481)
Basic loss per Share	($0.04)	($0.05)	($0.04)	($0.02)	($0.15)
Diluted loss per Share	($0.04)	($0.05)	($0.04)	($0.02)	($0.15)
Fiscal 2000					
Net sales from continuing operations	$582	$637	$539	$514	$2,272
Gross profit from continuing operations	151	183	154	142	630
Loss from continuing operations	($112)	($ 73)	($ 96)	($ 48)	($329)
Loss from discontinued operations	(28)	(38)	(28)	(18)	(112)
Net loss	($140)	($111)	($124)	($ 66)	($441)
Basic loss per share	($0.04)	($0.04)	($0.04)	($0.02)	($0.14)
Diluted loss per share	($0.04)	($0.04)	($0.04)	($0.02)	($0.14)

Officers

Marshall I. Kass
Chairman of the Board
Chief Executive Officer and
Operating Officer

Jonathan F. Kass
President

Michael S. Kass
Executive Vice President

Jesse A. Lopez
Controller

Susan E. Kass
Secretary and Treasurer

Auditors

Beckman Kirkland & Whitney

Legal Counsel

Crosby, Heafey, Roach & May

Shares Traded
NASDAQ Bulletin Board
("CRTN")

Transfer Agent

American Stock Transfer & Trust Company
New York, New York

Directors

Marshall I. Kass
Chairman of the Board
Chief Executive Officer and
Operating Officer

Jonathan F. Kass
President, Certron Corporation and
Senior Vice President, Louart Corporation
(Private Investment Company)

Michael S. Kass
Executive Vice President, Certron Corporation and
President, Louart Corporation
(Private Investment Company)

Susan E. Kass
Vice President and Secretary
Louart Corporation
(Private Investment Company)

Jesse A. Lopez
Controller

Corporate Headquarters

1545 Sawtelle Boulevard
Los Angeles, CA 90025

A copy of the Company's report on Form 10-K for the year ended October 31, 2001 as filed with the Securities and Exchange Commission may be obtained without charge (except for exhibits) by writing to:

CERTRON CORPORATION
Office of the Corporate Secretary
1545 Sawtelle Boulevard
Los Angeles, CA 90025

CERTRON CORPORATION
1545 Sawtelle Blvd., Los Angeles, CA 90025
Toll Free : (800) 854-3943
Phone : (310) 914-0300
Fax : (310) 914-0310